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NAME OF REGISTRANT: Walmart Inc.

NAME OF PERSON RELYING ON EXEMPTION: United for Respect Education Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 2108 N ST STE 4231, Sacramento, CA 95816

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

April 30, 2024

Dear fellow Walmart shareholders,

As one of the 1.6 million Walmart associates helping to keep Walmart’s vast retail network running, I know Walmart can be a dangerous place to work. Frontline retail associates and warehouse workers are exposed to a number of occupational hazards, from increased risk of exposure to illness and malfunctioning equipment, to threats of physical harm and even gun violence on the job. These hazards are only made worse by the understaffing, lack of paid sick leave, and inadequate safety training associates across the country already experience.

Some Walmart associates are severely injured on the job, while others never make it home to their families. In February 2024, WesLee Loclair from Wellford, South Carolina was mortally wounded by a piece of equipment while working1 and in March 2024, Elena Rios was killed in a forklift accident at a Walmart distribution center in Fort Worth, Texas.2

Frontline retail workers, like me, also worry about physical violence in the workplace. Just last month an 18-year-old Walmart associate was stabbed to death in a racially motivated attack in an Illinois store.3 A few weeks before that, a Walmart associate in Tennessee was shot by a man stealing a bag of chips and a drink.4

In the wake of these incidents, Walmart executives, including CEO Doug McMillon, fail to update store safety policies, enhance security, listen to workers’ concerns, or take any real steps to protect associates and customers.

As a 23-year Walmart associate, I am personally invested in keeping myself and my fellow associates safe at work. At Walmart’s annual general meeting, investors will consider a resolution I filed calling for an independent review of how company policies and practices impact workplace safety and violence, known as Proposal No. 9: Workplace Safety and Violence Review. While my proposal does not require the company to do so, I hope this review includes engagement with a wide variety of stakeholders, including hourly associates, and sets forth concrete recommendations for protecting the well-being and lives of Walmart employees.

I urge my fellow shareholders to vote yes on Proposal 9.

Sincerely,

Cynthia Murray

Walmart Associate

Hyattsville, Maryland

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1 Moore, Stephanie. “Man dies in work-related death at Walmart distribution center in South Carolina, coroner says.” 16 Feb, 2024. Available at: https://www.wyff4.com/article/south-carolina-death-walmart-distribution-center/46824066.

2 Rahman, Tahera. “Family seeks answers in Fort Worth Walmart worker’s fatal forklift accident.” 14 Mar, 2024. Available at: https://www.nbcdfw.com/news/local/family-seeks-answers-in-fort-worth-walmart-workers-fatal-forklift-accident/3488918/.

3 Clark, John. “Police: Man stabbed Rockford Walmart employee to death in racially-motivated attack.” 24 Mar, 2024. Available at: https://www.mystateline.com/news/local-news/man-stabbed-inside-rockford-walmart-on-sunday/.

4 Renfro, Jordan. “Man found guilty of murder in shooting of Walmart employee over stolen bag of chips, drink.” 28 Feb, 2024. Available at: https://clarksvillenow.com/local/man-found-guilty-of-murder-in-shooting-of-walmart-employee/.

Proposal 9: Workplace Safety and Violence Review

Resolved: Shareholders urge Walmart Inc. (“Walmart” or the “Company”) to conduct a third-party, independent review of the impact of Company policies and practices on workplace safety and violence, including gun violence. A report on the review, prepared at reasonable cost and omitting proprietary information, should be published on Walmart’s website. At company discretion, the proponents recommend the audit and report include: (1) Evaluation of management and business practices that contribute to an unsafe or violent work environment, including staffing capacity and the introduction of new technologies; and (2) Recommendations that will help Walmart create safer work environments and prevent workplace violence.

WALMART ASSOCIATES SUFFER HIGH RATES OF INJURY AND ILLNESS
Walmart claims its safety record is consistent with or better than its U.S. retail peers but the company has not provided additional, verifiable data to investors beyond existing ESG disclosures.

Our own analysis of OSHA Establishment Specific Injury and Illness Data (OSHA 300A logs) found nearly 5,000 entries for Walmart in 2022, the most recent year data is available.5 Incidents and illnesses reported to OSHA included: 8 workplace deaths, 14 injuries resulting in total hearing loss, nearly 58,000 on-the-job injuries requiring over 216,000 days away from work, over 400 incidents of respiratory illness, and more than 3,000 incidents categorized as “other illness”,6 an OSHA designation which can include heatstroke, sunstroke, heat exhaustion, heat stress; freezing, frostbite, anthrax; and bloodborne pathogenic diseases, such as AIDS, HIV, hepatitis B, or hepatitis C.

In analyzing OSHA data from 2021, the National Employment Law Project (NELP) found that Walmart associates working in supercenters were 75% more likely to experience work-related injuries and illness compared to the retail industry average.7 A separate study by the Strategic Organizing Center found that for every 100 full-time equivalent warehouse workers (FTEs) at Walmart, 3 FTEs were likely to be injured in a given year, while 1 FTE was likely severely injured.8 Walmart’s 2020 injury rate was higher than the private sector rate. The Bureau of Labor Statistics reported the total recordable cases (TRC) incident rate of 2.7 cases per 100 FTE workers.9

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5 Occupational Safety and Health Administration. (2022). Establishment Specific Injury and Illness Data, CY 2022. Available at: https://www.osha.gov/Establishment-Specific-Injury-and-Illness-Data#:~:text=Annual%20300A%20data%3A-,CY%202022,-CY%202021.

6 Occupational Safety and Health Administration. (2024). Forms for Recording: Work-related injuries and illnesses. Available at: https://www.osha.gov/sites/default/files/OSHA-RK-Forms-Package.pdf.

7 NELP analysis of OSHA Injury Tracking Application and the Bureau of Labor Statistics Survey of Occupational https://www.bls.gov/news.release/pdf/osh.pdf

8 Primed for Pain: Amazon’s Epidemic of Workplace Injuries. Strategic Organizing Center. May 2021. Available at: https://thesoc.org/amazon-primed-for-pain/. Accessed on 1 April, 2023.

9 U.S. Department of Labor: Bureau of Labor Statistics: Employer-Reported Workplace Injuries and Illnesses, 2020. 3 Nov, 2021. Available at: Employer-Reported Workplace Injuries and Illnesses (Annual) News Release - 2020 A01 Results.

Of particular concern is the possibility that the company is not reporting every illness and injury to OSHA, as required by law. An investigative report published by The New Republic in January 2024 found that “several injury and illness cases that should have been reported to OSHA weren’t, according to government data, court records, and interviews with associates, suggesting that Walmart’s recording practices in Arkansas coincide with unreported issues and unrealized investigations.”10

Walmart has also previously been criticized for its handling of the COVID-19 pandemic. Associates have reported inadequate safety measures, lack of personal protective equipment, lack of paid sick leave, as well as feeling pressured to come into work while feeling sick. Research conducted by Human Impact Partners found Walmart could have prevented over 7,500 COVID-19 cases and saved 133 lives with better workplace protections and a more robust paid sick time policy.11 In addition, researchers estimated that 125,000 Walmart workers in the United States likely contracted COVID-19 between February 2020 and February 2021.12

Walmart associates have been raising concerns about unsafe working conditions for more than a decade13 and continue to criticize the company for policy and operational choices that hurt employee well-being.14 The recent experience of Daniel Kissick, a former Walmart associate from California, is emblematic of the challenges associates face trying to navigate Walmart’s internal processes and the failure of existing company policies to protect worker health and safety.

In November 2022, Kissck was collecting shopping carts when a child seat flew back and hit his mouth. He lost 6 teeth from the incident. In July 2023, Kissick sustained another injury at Walmart while helping a customer take merchandise to their car. Kissick finished unloading an L cart and as he was returning the cart back to the store, the contraption suddenly rolled over his toe. Kissick reported the incident to his manager, who told him to call Walmart’s health line. The health line operator instructed Kissick to use “self-care” on his injuries. Kissick said this about his experience as an associate, “Walmart doesn’t care much about the safety of their associates. Our lives come very close to being in danger from pushing heavy machines to dealing with dangerous drivers in the parking lot!”

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10 A Death at Walmart | The New Republic

11 Purewal Boparai, S., Farhang, L., and Ockenfels-Martinez, M. Human Impact Partners: Walmart’s Role in the COVID-19 Pandemic. 28 Apr, 2021. Available at: walmart's role in the - covid-19 pandemic.

12 https://www.nytimes.com/2021/09/27/business/walmart-coronavirus-workers-safety.html

13 Geller, Martinne, Wohl, Jessica. Wal-Mart workers tell the Street about hard work, low pay. Reuters. 1 Oct, 2012. Available at: https://www.reuters.com/article/idUSBRE8901B1/.

14 Murray, C. “If Walmart wants to hear workers’ voices, it should give us a seat at the table.” FORTUNE. 16 Oct, 2020. Available at: https://fortune.com/2020/10/16/walmart-workers-covid-19-safety-board-seats/. Accessed on 1 April, 2023.

Workplace injuries cost U.S. businesses billions of dollars every year.15 Walmart has repeatedly been subject to multiple lawsuits and fines related to safety violations that hurt its reputation and bottom line. Since 2016, Walmart has paid hundreds of thousands of dollars in OSHA fines.16 The National Council for Occupational Safety and Health (COSH) listed Walmart as one of the nation’s "Dirty Dozen" employers in 2019 and again in 2024.17 The 2024 report highlights the high frequency of gun related incidents and deaths at Walmart stores and several failures on the company's part to report serious illness and injury to OSHA, including the death of an associate from North Little Rock, Arkansas named Janikka Perry who died while on shift.18

WORKPLACE VIOLENCE IN RETAIL SETTINGS IS INCREASING

Retail workers are also exposed to workplace violence that can result in serious injury and fatality, ranging from accidental firearm discharges and mass shootings to physical altercations and knife attacks.

The Occupational Safety and Health Administration (OSHA) defines workplace violence as:19 any act or threat of physical violence, harassment, intimidation, or other threatening disruptive behavior that occurs at the work site. It ranges from threats and verbal abuse to physical assault and even homicide. It can affect and involve employees, clients, customers, and visitors.

Incidents of gun violence, in particular, have become all too common at Walmart. According to Guns Down America, between January 1, 2020 and March 20, 2024 there were at least 473 gun related incidents and 104 gun related deaths at Walmart stores.20 By comparison, Kroger experienced 54 gun-related incidents during the same time period. Grocery chains like Whole Foods, Costco, Stop & Shop, and HEB experienced less than 10 gun-related incidents over the same period.21

One high-profile mass shooting occurred in August 2019 when a gunman opened fire at a Walmart store in El Paso, Texas killing 23 people and injuring two dozen more, in a racially motivated hate crime targeting Latinos.22 In November 2022, Walmart again made national news when six associates at a Walmart store in Chesapeake, Virginia were killed on the job in a tragic mass shooting perpetrated by a Walmart manager.23 Another racially motivated mass shooting occurred in November 2023 when a gunman opened fire at a Walmart in Beavercreek, Ohio, wounding four people.24

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15 2022 Workplace Safety Index: the top 10 causes of disabling injuries. Helmsman Management Services LLC. 14 Sept, 2022. Available at: 2022 Workplace Safety Index: the top 10 causes of disabling injuries - Helmsman. Accessed on 1 April, 2023. And
Elflein, J. “Direct costs of the top 10 most disabling U.S. workplace injuries in 2022.” Statistia. 23 Aug, 2022. Available at: Direct costs of top disabling workplace injuries United States 2023 | Statista. Accessed on 1 April, 2023.

16 Occupational Safety and Health Administration Enforcement Cases with Initial Penalties of $40,000 or above using the term Wal-Mart and Walmart. Available at: https://www.osha.gov/enforcement/toppenalties. Accessed on 1 April, 2023.

17 National Council for Occupational Safety: The Dirty Dozen 2019. April 2019. Available at: 2019 Dirty Dozen. Accessed on 1 April, 2023.

18 National Council for Occupational Safety: The Dirty Dozen 2024. April 2024. Available at: https://nationalcosh.org/DD24

19 Occupational Safety and Health Administration. Safety and Health Topics: Workplace Violence. Accessed on 4 Apr, 2024. Available at: Workplace Violence - Overview | Occupational Safety and Health Administration.

20 “The Deadliest Places to Grocery Shop in America.” Guns Down America. 20 Mar, 2024. Available at: https://www.gunsdownamerica.org/images/u/guns_down_america_super_market_data_2024-3-20.pdf. Accessed on 1 April, 2024.

21 “Following the Virginia Walmart shooting, new research shows gun violence is a serious threat at the nation's grocery stores.” Guns Down America. 23 Nov, 2022. Available at: Following Virginia Walmart Shooting, New Research Shows Gun Violence is a Serious Threat at Nation’s Grocery Stores. Accessed on 1 April, 2023.

22 Chavez, Julio-Cesar. “Death toll reaches 23 from last year’s mass shooting in El Paso, Texas.” Reuters. 26 April, 2020. Available at: Death toll reaches 23 from last year's mass shooting in El Paso, Texas | Reuters. Accessed on 1 April, 2023.

23 Elamroussi, Aya. “The youngest of 6 victims in a deadly mass shooting at a Virginia Walmart has been identified as authorities learn more about the gunman.” 26 Nov, 2022. Available at: Virginia Walmart shooting: Authorities identify the youngest of 6 victims in deadly mass shooting in Chesapeake | CNN. Accessed on 1 April, 2023.

24 Helmor, Edward. “Racially extremist materials found in home of Ohio Walmart mass shooter.” The Guardian. 23 Nov, 2023. Available at: Racially extremist materials found in home of Ohio Walmart mass shooter.

The El Paso shooting prompted survivors and associates to call on Walmart to change its gun sale policies and was a catalyst for lawmakers to push for tighter gun control legislation. In September 2019, Walmart announced that it would stop selling certain types of ammunition and would ask that customers not openly carry firearms in its stores, even in states where it is legal to do so.25

While mass shootings like the ones described above are terrible tragedies, Walmart associates also risk physical violence in other forms. United for Respect Education Fund tracked national and local media coverage from January 1, 2023 to December 31, 2023 and identified over 200 distinct incidents of violence at Walmart stores across the country, with at least 1 violent incident reported at a Walmart store every month.26 These incidents varied in severity but included: 132 gun violence incidents, 26 bomb threats, 23 physical assaults, and 10 incidents involving the violent use of a vehicle.

Acts of violence and other injuries associated with violence is the third-leading cause of fatality for workers in the United States.27 Walmart’s own track record demonstrates that current efforts are failing to protect associates and customers alike, and there is an urgent need to conduct a close review of existing company policies and protocols.

Conclusion

An independent third-party audit of Walmart’s workplace safety and violence prevention policies and practices will help Walmart create safer work environments and could lead to a reduction in the number of workplace shooting incidents and fatalities, as well as contribute to an increase in worker productivity, retention, and morale. This analysis is critical given the demographics of Walmart’s workforce and the frequency of racially motivated violence in and near Walmart stores.

For these reasons, we urge Walmart shareholders to Vote FOR Proposal 9 on the company’s proxy statement.

For questions, please contact Bianca Agustin at bianca@united4respect.org.

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25 Corporate Walmart: McMillon to Associates: Our Next Steps in Repsonse to the Tragedies in El Paso and Southaven. 3 Sept, 2019. Available at: McMillon to Associates: Our Next Steps in Response to the Tragedies in El Paso and Southaven. Accessed on 1 April, 2023.

26 2023: Shooting and Violence Tracker, Walmart. United for Respect. Available at: 2023: Shooting & Violence Tracker.

27 Occupational Safety and Health Administration. Safety and Health Topics: Workplace Violence. Accessed on 4 Apr, 2024. Available at: Workplace Violence - Overview | Occupational Safety and Health Administration.